UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

As previously disclosed, on May 9, 2024, TROOPS, Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with LIANTENG LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Riches Holdings Limited (“Riches Holdings”), a company incorporated under the laws of Cayman Islands, for the consideration of $13,400,000 (the “Consideration”). The Consideration shall be satisfied by the Company through the issurance of convertible promissory note (the “Note”) to the Vendor for the principal amount of $13,400,000. The Note was issued by the Company to the Vendor on May 9, 2024, with a Maturity Date of May 9, 2029. Upon completion of the Agreement, the Company will own the entire issued and outstanding share capital of Riches Holdings.

On May 31, 2024, completion of the Agreement has occurred.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: June 17, 2024	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer